================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 8)


                                  SALTON, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    795757103
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                FEBRUARY 7, 2007
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 6
---------------------------                          ---------------------------


                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 9
---------------------------                          ---------------------------


         This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed on June 2, 2006, as amended October 20, 2006, October 26, 2006,
November 6, 2006, November 16, 2006, December 18, 2006, January 3, 2007 and January 23, 2007 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC, relating to the Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D.


         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         ---------------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented as follows:

         The information set forth or incorporated by reference in Items 4 and 6 below is hereby incorporated by reference.


         ITEM 4. PURPOSE OF TRANSACTION
         ------------------------------

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On February 7, 2007 SFP Merger Sub, Inc., a Delaware corporation ("MergerSub") and a wholly owned direct subsidiary of the Issuer, and APN Holding Company, Inc., a Delaware corporation ("APN Holdco") entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer.

         APN Holdco acquired all of the outstanding common shares of Applica Incorporated, a Florida corporation, on January 23, 2007. The Master Fund owns approximately 81% of the outstanding shares of common stock of APN Holdco and Harbinger Capital Partners Special Situations Fund, L.P., (the "Special Fund") owns approximately 19% of the outstanding shares of common stock of APN Holdco.

         As a result of the Merger, the Master Fund and Special Fund would receive in the aggregate approximately 83 percent of the outstanding common stock of the Issuer immediately following the Merger.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 10
---------------------------                          ---------------------------


         The Issuer has made customary representations and warranties in the Merger Agreement, including representations and warranties with respect to, among other things, (i) due organization and corporate power, (ii) authority and validity of agreement, (iii) consents and approvals, (iv) absence of untrue statements or material omissions in the proxy statement and additional filings with the Securities and Exchange Commission, (v) capitalization, (vi) absence of certain events, (vii) litigation, (viii) title to property, (ix) absence of undisclosed liabilities, and (x) compliance with law.

         The Issuer has also agreed to certain restrictions and limitations on future transactions, including covenants to, among other things, (i) carry on the business of the Issuer in the ordinary course, (ii) not pay any dividends on or make other distributions in respect of its capital stock, (iii) not amend its certificate of incorporation, bylaws or other governing documents and (iv) not make any acquisitions or loans other than those permitted by the Merger Agreement.

         The Merger Agreement provides that as of the closing the directors of the Issuer will consist of persons identified by APN Holdco to the Issuer to be appointed to the board of directors of the Issuer.

         Consummation of the Merger is subject to various conditions, including the approval by the Issuer's stockholders, the receipt of certain third party consents, the delivery by APN Holdco of executed financing commitments within 45 days of the date of the Merger Agreement, the funding of those or alternative commitments and the absence of legal impediments to the consummation of the Merger. The parties previously made all filings required under the Hart-Scott-Rodino Antitrust Improvements Act, and the waiting period thereunder expired in January 2007.

         Upon  consummation  of  the  Merger,   the  Issuer's   Certificate  of
Incorporation will be amended to increase the number of authorized shares of common stock of the Issuer to 150 million shares of common stock.

         The Merger Agreement contains certain termination rights for both the Issuer and APN Holdco and provides that, under certain circumstances, if financing commitments are not delivered within 45 days or the funding thereof does not occur, APN Holdco would be obligated to pay the Issuer a termination fee of $10.3 million (which fee may be paid through the surrender by APN Holdco or its stockholders of $10.3 million of the Issuer's outstanding 2008 senior subordinated notes or second lien notes). The Merger Agreement further provides that upon termination of the Merger Agreement as the result of either the Issuer's Board of Directors withdrawing its recommendation for the Merger or a superior proposal, the Issuer would be obligated to pay APN Holdco a termination fee of $2.5 million plus up to $2.0 million of expenses (or, if APN Holdco has not delivered the financing commitments prior to such termination, a termination fee of $1.5 million plus up to $1.0 million of expenses).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 11
---------------------------                          ---------------------------


         The foregoing description of the Merger Agreement does not purport to describe all of the terms of such agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit M and is incorporated herein by reference.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -------------------------------------------------------

         Item 6 of the Schedule 13D is hereby amended to add the following information:

         This information set forth above in Item 4 is incorporated by reference herein.

         Concurrently with the execution of the Merger Agreement, each of the Master Fund and the Special Fund entered into a Commitment Agreement pursuant to which each of the Master Fund and the Special Fund, among other things, (i) agree to execute and deliver and not revoke or modify their unanimous written consent approving the transaction and (ii) subject to certain exceptions, not to transfer any of their shares of APN Holdco common stock prior to the Effective Time.

         The foregoing description of the Commitment Agreement does not purport to describe all of the terms of such agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit N and is incorporated herein by reference.

         The Merger Agreement requires that, at the Effective Time, the Issuer and each of the Master Fund and the Special Fund enter into a Stockholders Agreement pursuant to which, (i) subject to certain exceptions, for a period of 12 months following the Effective Time, each of the Master Fund and the Special Fund agree that they, their controlled affiliates and any group of persons acting with them will not acquire additional shares of common stock of the Issuer that would result in such persons owning more than 90% of the outstanding common stock of the Issuer, (ii) the Master Fund and the Special Fund (provided that they and their controlled affiliates own a majority of the Issuer's outstanding common stock) and the Issuer agree to ensure that at least three members of the Board of Directors are Independent Directors for as long as the securities of the Issuer are listed on the NYSE, and (iii) subject to certain exceptions, for a period of 12 months following the Effective Time, the Issuer will not engage in transactions with the Master Fund, the Special Fund or their respective affiliates unless such transaction is on arms-length and, if the value of such transaction is in excess of $1,000,000, approved by a majority of the Independent Directors.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 12
---------------------------                          ---------------------------

         The foregoing description of the Stockholders Agreement does not purport to describe all of the terms of such agreement and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is filed as Exhibit O and is incorporated herein by reference.

         The Merger Agreement requires that at the Effective Time the Issuer and each of the Master Fund and the Special Fund enter into a Registration Rights Agreement pursuant to which the Issuer will agree to provide certain demand and piggyback registration rights.

         The foregoing description of the Registration Rights Agreement does not purport to describe all of the terms of such agreement and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is filed as Exhibit P and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following information:

                EXHIBIT DESCRIPTION
                -------------------

                Exhibit A:    Agreement  between the Reporting  Persons to file
                              jointly

                Exhibit M:    Merger  Agreement  dated  February 7, 2007 by and
                              among the Issuer, MergerSub and APN Holdco.

                Exhibit N:    Commitment Agreement dated February 7, 2007 among
                              the Master Fund, Special Fund and the Issuer.

                Exhibit O:    Form of  Stockholders  Agreement by and among the
                              Master Fund, Special Fund and the Issuer.

                Exhibit P:    Form  of  Registration  Rights  Agreement  by and
                              among the Master Fund, Special Fund and the Issuer.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 14
---------------------------                          ---------------------------


                      HMC INVESTORS, L.L.C.


                      By:  /s/ William R. Lucas, Jr.
                           ---------------------------------------
                           Name:  William R. Lucas, Jr.
                           Title: Executive Vice President


                      HARBERT MANAGEMENT CORPORATION


                      By:  /s/ William R. Lucas, Jr.
                           ---------------------------------------
                           Name:  William R. Lucas, Jr.
                           Title: Executive Vice President
                                  & General Counsel


                      /s/ Philip Falcone
                      --------------------------------------------
                      Philip Falcone


                      /s/ Raymond J. Harbert
                      --------------------------------------------
                      Raymond J. Harbert


                      /s/ Michael D. Luce
                      -------------------------------------------
                      Michael D. Luce



February 9, 2007

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 15
---------------------------                          ---------------------------


                                                                      EXHIBIT A


                                   AGREEMENT


              The undersigned agree that this Schedule 13D, Amendment No. 8, dated February 9, 2007 relating to the Shares of Salton, Inc. shall be filed on behalf of the undersigned.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 16
---------------------------                          ---------------------------



                      HMC INVESTORS, L.L.C.


                      By:  /s/ William R. Lucas, Jr.
                           ---------------------------------------
                           Name:  William R. Lucas, Jr.
                           Title: Executive Vice President



                      HARBERT MANAGEMENT CORPORATION


                      By:  /s/ William R. Lucas, Jr.
                           ---------------------------------------
                           Name:  William R. Lucas, Jr.
                           Title: Executive Vice President
                                  & General Counsel


                      /s/ Philip Falcone
                      --------------------------------------------
                      Philip Falcone


                      /s/ Raymond J. Harbert
                      --------------------------------------------
                      Raymond J. Harbert


                      /s/ Michael D. Luce
                      -------------------------------------------
                      Michael D. Luce




February 9, 2007